Contact

www.linkedin.com/in/alexander-d-spalding (LinkedIn)

Top Skills

Cultural Awareness
Innovative Thinking
Leadership Development

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Certifications

Theological Studies

Honors-Awards

Dean's List

Alexander Spalding

CEO at Daniel House Club
Portland, Oregon Metropolitan Area

Summary

Alex is CEO Daniel House Club. He studied at Texas A&M, earning degrees in Finance and Business Honors, as well at the University of Oxford, studying Theology and Apologetics. He’s worked in finance/management roles across a variety of businesses including Bergstrom Automotive, Young Life, and M.J. Murdock Charitable Trust. While at Oxford, he founded the Spaldeian Library - a social club and lending library. Alex is an avid traveller, a voracious reader, and dabbles in fencing and polo.

danielhouse.club/pages/daniel-house-club-about

Experience

Daniel House
7 years 7 months

Chief Executive Officer
January 2020 - Present (3 years 2 months)
Portland, Oregon, United States

Director of Operations
August 2015 - January 2020 (4 years 6 months)
Portland, Oregon Area

My key roles are establishing the brand of Daniel House, developing our growth short and long-term growth strategy, overseeing day to day operations, and allocating resources to achieve our objectives.

Birch Community Services, Inc.
Board Member
November 2019 - Present (3 years 4 months)
Portland, Oregon, United States

De La Salle North Catholic High School
Ambassador Board Member
February 2019 - Present (4 years 1 month)

Young Life
Finance Intern
June 2013 - August 2013 (3 months)

-Discovered the cause of a misbalance in the books utilizing advanced Excel formulas and Lawson accounting software
-Created a dashboard in Excel to monitor, maintain, and further cultivate the YoungLife Latin America donor base
-Generated an analysis system that forecasts the need for fundraising in relation to international spending and foreign exchange rates

Bergstrom Automotive
Training and Development Intern
May 2011 - August 2011 (4 months)
Neenah, Wi

-Updated and participated in a more comprehensive and informative mystery shopping program
-Collaborated with HR, Training and Development and Legal to assist in creating a new orientation program and employee handbook
-Formatted a new, modern image to be used in many major internal publications

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Education

University of Oxford
Certificate, Theology/Theological Studies · (2014 - 2015)

Texas A&M University
Bachelor of Business Administration, Finance · (2010 - 2014)

Texas A&M University
Bachelor of Fine Arts - BFA, Finance & Business Honors · (2010 - 2014)